EXHIBIT 99.1

Profound Medical Announces Fourth Quarter and Full Year 2023 Financial Results

TORONTO, March 07, 2024 (GLOBE NEWSWIRE) -- Profound Medical Corp. (NASDAQ:PROF; TSX:PRN) (“Profound” or the “Company”), a commercial-stage medical device company that develops and markets customizable, incision-free therapies for the ablation of diseased tissue, today reported financial results for the fourth quarter and full year ended December 31, 2023. Unless specified otherwise, all amounts in this press release are expressed in U.S. dollars and are presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Business Highlights

  Q4-2023 recurring revenue growth of 60% over Q4-2022.
  TULSA-PRO® systems installed base now totals 50; Profound continues to expect to grow that to 75 TULSA-PRO® systems in 2024.
  To date, TULSA-PRO® has been installed at, or contracted with, 10 of the top 20 cancer hospitals in the United States as ranked by U.S. News and World Report.
  Profound continued to see a wide variety of prostate disease patients treated by its TULSA-PRO® customers in Q4-2023:
    Approximately 67% were treated for prostate cancer, 23% were hybrid patients suffering from both prostate cancer and benign prostatic hyperplasia (“BPH”), 7% were salvage, and 3% were men with BPH only;
    For cancer grade, approximately 13% were GG1, 55% were GG2, 22% were GG3, and 10% were GG4 & GG5;
    In terms of ablation, approximately 53% were whole gland; 23% were sub-total but more than half the gland; 24% were focal therapy; and
    For prostate size, approximately 3% were < 20cc; 39% were 20 – 40cc; 32% were 40-60cc; 21% were 60-100cc; and 5% were over 100cc.
  The ongoing Level 1 CAPTAIN trial comparing the TULSA procedure to radical prostatectomy in men with localized prostate cancer remains on track to complete patient enrollment by the end of this year.
  Last week, Profound announced it had entered into non-exclusive collaboration with Siemens Healthineers designed to further expand physician and patient access to the TULSA procedure.
  Today, the Company announces the promotion of Mathieu Burtnyk, PhD, from SVP Product Leader to Chief Operating Officer.

“Our preparations continue for the permanent CPT® Category 1 codes for TULSA going into effect at the beginning of 2025, an anticipated inflection point for our business,” said Arun Menawat, Profound’s CEO and Chairman. “In addition, our next AI based module, called Contouring Assistant, that enables creation of suggested treatment design based upon the specific prostate anatomy of each patient, is now under U.S. Food and Drug Administration review. Based upon user feedback, we believe this upgrade will not only further increase urologists’ confidence in treating more of their patients with TULSA, but it is also expected to reduce total TULSA procedure times.”

Summary Fourth Quarter 2023 Results

For the quarter ended December 31, 2023, the Company recorded revenue of approximately $2.0 million, with the full amount coming from recurring revenue, which consists of the sale of TULSA-PRO® consumables, lease of medical devices, procedures and services associated with extended warranties. Fourth quarter 2023 revenue increased 60% from approximately $1.3 million in the same three-month period a year ago.

Total operating expenses, which consist of research and development (“R&D”), general and administrative (“G&A”), and selling and distribution (“S&D”) expenses, were approximately $9.8 million in the fourth quarter of 2023, an increase of 5% compared with approximately $9.4 million in the fourth quarter of 2022, which included the Company’s recognition of a non-cash impairment of approximately $2.5 million in the period.

Expenditures for R&D for the three months ended December 31, 2023 were approximately $4.0 million, an increase of 28% compared with approximately $3.1 million in the three months ended December 31, 2022, primarily driven by improved enrollment for the CAPTAIN trial and recruitment efforts, additional consultants hired to assist with the clinical and regulatory affairs of the business, additional travel associated with system installation and testing, increased salaries and personnel during the period and increased software costs associated with thermal boost and artificial intelligence development. These were offset partially by a decrease to material costs.

G&A expenses for the 2023 fourth quarter increased by 41% to approximately $3.0 million, compared with approximately $2.1 million in the same period in 2022. Salaries and benefits, consulting fees, rent expense and expected credit loss allowance increased due to higher cost of living salary increases and bonuses awarded to management, increased legal and accounting fees associated with the establishment of the Company’s at-the-market equity program, and lower refund for utility and tax overpayment. Partially offsetting this was a decrease to share-based compensation due to fewer options awarded to employees.

Fourth quarter 2023 S&D expenses increased by 74% to approximately $2.9 million, compared with $1.7 million in the fourth quarter of 2022. This was driven by increased salaries and benefits, consulting fees, share-based compensation and marketing, due to increased salesforce and commission payments, reimbursement and foreign consultants engaged to assist with sales efforts, additional awards granted for employees and increased in-person conferences, customer meetings, release of patient videos and marketing materials. These were partially offset by a decrease in other expenses due to the reduced mobile MRI time as part of the Company’s U.S. sales initiative and lower general expenditures.

Net finance costs for the three months ended December 31, 2023 were approximately $356,000, compared with approximately $499,000 in the three months ended December 31, 2022.

Fourth quarter 2023 net loss was approximately $8.9 million, or $0.42 per common share, compared to approximately $9.5 million, or $0.46 per common share, in the three months ended December 31, 2022.

Summary Full Year 2023 Results

For the year ended December 31, 2023, the Company recorded revenue of approximately $7.2 million, with $6.8 million from recurring revenue and $393,000 from the one-time sale of capital equipment in international markets. This compares to revenue of approximately $6.7 million in the twelve months ended December 31, 2022, with $4.7 million from recurring revenue and $2.0 million from the one-time sale of capital equipment.

Profound’s full year 2023 total operating expenses were approximately $33.0 million, a 6% decrease compared to approximately $35.1 million in 2022.

Expenditures for R&D for the 12 months ended December 31, 2023 were approximately $14.4 million, a decrease of 2% compared with approximately $14.7 million in 2022. This was primarily driven by decreases in salaries and benefits, share-based compensation, and office supplies. Partially offsetting these was an increase in clinical trial costs, materials, consulting fees, rent and other expenditures.

G&A expenses for the year ended December 31, 2023 decreased 3% to approximately $9.2 million from $9.5 million for the year ended December 31, 2022. This was due to a decrease in salaries and benefits, share-based compensation, software cost and other expense, offset partially by an increase in consulting fees, insurance costs and expected credit loss allowance.

Full year 2023 S&D expenses were approximately $9.5 million, an increase of 12% from $8.5 million in 2022. Increases in salaries and benefits, consulting fees, marketing, travel and other expenses were partially offset by a decrease in share-based compensation due to fewer options awarded to employees.

Net finance expense for the year ended December 31, 2023 was approximately $81,000, which compared to net finance income of approximately $3.7 million in 2022, which was primarily due to a foreign exchange in the year.

The Company recorded a net loss for the year ended December 31, 2023 of approximately $28.6 million, or $1.35 per common share, compared to approximately $28.7 million, or $1.38 per common share, for the year ended December 31, 2023.

Liquidity and Outstanding Share Capital

As at December 31, 2023, Profound had cash of approximately $26.2 million. Subsequent to year end, the Company completed a public offering and a private placement of common shares, resulting it in having approximate cash of $45.4 million as at January 31, 2024.

As at March 7, 2024, Profound had 24,428,899 common shares issued and outstanding.

For complete financial results, please see Profound’s filings at www.sedarplus.com, www.sec.gov and on the Company’s website at www.profoundmedical.com under “Financial” in the Investors section. A hard copy of the Company’s annual report can also be requested free of charge at the bottom of the Investors section of its website.

Conference Call Details

Profound Medical is pleased to invite all interested parties to participate in a conference call today at 4:30 pm ET during which time the results will be discussed.

To participate in the conference call by telephone, please pre-register via this link to receive the dial-in number and your unique PIN.

The call will also be broadcast live and archived on the Company's website at www.profoundmedical.com under "Webcasts" in the Investors section.

About Profound Medical Corp.

Profound is a commercial-stage medical device company that develops and markets customizable, incision-free therapies for the ablation of diseased tissue.

Profound is commercializing TULSA-PRO®, a technology that combines real-time MRI, robotically-driven transurethral ultrasound and closed-loop temperature feedback control. TULSA-PRO® is designed to provide customizable and predictable radiation-free ablation of a surgeon-defined prostate volume while actively protecting the urethra and rectum to help preserve the patient’s natural functional abilities. TULSA-PRO® has the potential to be a flexible technology in customizable prostate ablation, including intermediate stage cancer, localized radio-recurrent cancer, retention and hematuria palliation in locally advanced prostate cancer, and the transition zone in large volume benign prostatic hyperplasia (“BPH”). TULSA-PRO® is CE marked, Health Canada approved, and 510(k) cleared by the U.S. Food and Drug Administration (“FDA”).

Profound is also commercializing Sonalleve®, an innovative therapeutic platform that is CE marked for the treatment of uterine fibroids and palliative pain treatment of bone metastases. Sonalleve® has also been approved by the China National Medical Products Administration for the non-invasive treatment of uterine fibroids and has FDA approval under a Humanitarian Device Exemption for the treatment of osteoid osteoma. The Company is in the early stages of exploring additional potential treatment markets for Sonalleve® where the technology has been shown to have clinical application, such as non-invasive ablation of abdominal cancers and hyperthermia for cancer therapy.

Forward-Looking Statements

This release includes forward-looking statements regarding Profound and its business which may include, but is not limited to, the expectations regarding the efficacy of Profound’s technology in the treatment of prostate cancer, BPH, uterine fibroids, palliative pain treatment and osteoid osteoma. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "is expected", "expects", "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such statements are based on the current expectations of the management of Profound. The forward-looking events and circumstances discussed in this release, may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting the Company, including risks regarding the medical device industry, regulatory approvals, reimbursement, economic factors, the equity markets generally and risks associated with growth and competition. Although Profound has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement can be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and Profound undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise, other than as required by law.

For further information, please contact:

Stephen Kilmer
Investor Relations
skilmer@profoundmedical.com
T: 647.872.4849

Profound Medical Corp. Consolidated Balance Sheets In USD (000s)

	2023 $	2022 $

Assets

Current assets
Cash	26,213	46,517
Trade and other receivables	7,288	6,344
Inventory	6,989	7,941
Prepaid expenses and deposits	1,406	1,222
Total current assets	41,896	62,024

Property and equipment	909	899
Intangible assets	490	680
Right-of-use assets	616	818

Total assets	43,911	64,421

Liabilities

Current liabilities
Accounts payable and accrued liabilities	3,282	2,033
Deferred revenue	721	471
Long-term debt	2,104	523
Provisions	-	58
Derivative financial instrument	-	563
Lease liabilities	259	239
Income taxes payable	-	298
Total current liabilities	6,366	4,185

Deferred tax liability	59	-
Long-term debt	5,000	6,651
Deferred revenue	728	764
Lease liabilities	578	817

Total liabilities	12,731	12,417

Shareholders’ Equity

Share capital	217,393	205,825
Contributed surplus	19,687	18,704
Accumulated other comprehensive income	12,031	16,837
Deficit	(217,931)	(189,362)

Total Shareholders’ Equity	31,180	52,004

Total Liabilities and Shareholders’ Equity	43,911	64,421

Profound Medical Corp. Consolidated Statements of Loss and Comprehensive Loss In USD (000s)

	2023 $	2022 $

Revenue
Recurring - non-capital	6,806	4,677
Capital equipment	393	2,004
	7,199	6,681
Cost of sales	2,817	3,660
Gross profit	4,382	3,021

Operating expenses
Research and development	14,377	14,690
General and administrative	9,168	9,465
Selling and distribution	9,453	8,468
Impairment of goodwill	-	2,524
Total operating expenses	32,998	35,147

Operating loss	28,616	32,126

Net finance expense (income)	81	(3,744)

Loss before income taxes	28,697	28,382

Income tax (recovery) expense	(187)	287
Deferred tax expense	59	-

Net loss attributed to shareholders for the year	28,569	28,669

Other comprehensive (income) loss
Item that may be reclassified to loss
Foreign currency translation adjustment − net of tax	4,806	(12,091)

Net loss and comprehensive loss for the year	33,375	16,578

Loss per share
Basic and diluted loss per common share	1.35	1.38

Profound Medical Corp. Consolidated Statements of Cash Flows In USD (000s)

	2023 $	2022 $

Operating activities
Net loss for the year	(28,569)	(28,669)
Adjustments to reconcile net loss to net cash flows from operating activities:
Depreciation of property and equipment	727	672
Amortization of intangible assets	202	704
Depreciation of right-of-use assets	217	228
Share-based compensation	3,417	4,238
Interest and accretion expense	770	174
Deferred revenue	187	(27)
Change in fair value of derivative financial instrument	232	275
Net change in amortized cost of trade and other receivables	146	(290)
Impairment of goodwill	-	2,524
Changes in non-cash working capital balances
Trade and other receivables	(956)	(1,424)
Prepaid expenses and deposits	(158)	(157)
Inventory	353	(1,864)
Accounts payable and accrued liabilities	1,356	(566)
Deferred tax liability	58	-
Provisions	-	(24)
Income taxes payable	(299)	311
Foreign exchange on cash	20	(1,905)
Net cash flow used in operating activities	(22,297)	(25,800)

Financing activities
Proceeds from long-term debt	-	7,273
Long-term debt transaction costs	-	(149)
Payment of long-term debt	(912)	(44)
Proceeds from share options exercised	245	263
Proceeds from warrants exercised	2,423	-
Payment of lease liabilities	(292)	(312)
Total cash from financing activities	1,464	7,031

Net change in cash during the year	(20,833)	(18,769)
Foreign exchange on cash	529	(1,866)
Cash – Beginning of year	46,517	67,152
Cash – End of year	26,213	46,517